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    Contact:  Nicholas P. Gill

              (203) 629-0505

                             THE UNION CORPORATION
                   FOR IMMEDIATE RELEASE -- JANUARY 21, 1998

    GREENWICH, CONNECTICUT: The Union Corporation (NYSE: "UCO") announced today that its Board of Directors, at a regularly scheduled meeting held on January 20, 1998, considered letters received on January 16 and January 19 from NCO Group, Inc. reaffirming NCO's interest in a proposed acquisition of Union for $39 per share in NCO stock, subject to possible increase, and requesting a meeting with the Board of Directors to discuss the proposal. Union's Board considered, among other things, the uncertainties involved in consummating a transaction with NCO, the length of time which would be required to close a stock transaction with NCO, the financial market and business risks which would be faced by the Company during such period, and the views of Union's financial advisors as to the risk to Union's stockholders that the price of NCO stock would not be maintained and the limited liquidity of NCO stock. The Board unanimously determined that it was not in the best interest of Union's stockholders to pursue the NCO proposal and repeated its recommendation that all holders of Union common stock accept the pending $31.50 cash tender offer from Outsourcing Solutions Inc.

    Union has today filed with the Securities and Exchange Commission Amendment No. 2 to its Schedule 14D-9 relating to the tender offer by OSI. The OSI tender offer is scheduled to expire at midnight on January 23, 1998.

    Union, through its subsidiaries, furnishes a broad range of credit and receivables management outsourcing services to large and small businesses. Union's common stock is traded on the New York Stock Exchange under the symbol "UCO".